Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of RHP Hotel Properties, LP and RHP Finance Corporation, the subsidiary issuers of Ryman Hospitality Properties, Inc., for the registration of their 4.75% Senior Notes due 2027 and to the incorporation by reference therein of our reports dated February 25, 2020, with respect to the consolidated financial statements of Ryman Hospitality Properties, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Ryman Hospitality Properties, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2019 and the financial statement schedule of Ryman Hospitality Properties, Inc. and subsidiaries included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 20, 2020